UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7 )*

J. Alexander’s Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
466096104
(CUSIP Number)
E. Townes Duncan
Solidus Company, L.P.
4015 Hillsboro Pike, Suite 214
Nashville, TN 37215
(615) 665-3818
(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications)
March 11, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240,13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	466096104

1	NAMES OF REPORTING PERSONS: E. Townes Duncan I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		22,208 shares of Common Stock

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,260,646 shares of Common Stock

EACH	9	SOLE DISPOSITIVE POWERS:
REPORTING
PERSON		22,208 shares of Common Stock

WITH	10	SHARES DISPOSITIVE POWER:

1,260,646 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,282,854 shares of Common Stock, consisting of 22,208 shares of Common Stock held directly, which includes 9,000 shares issuable upon exercise of certain options held by Mr. Duncan, and 1,260,646 shares of Common Stock held indirectly.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

18.99%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	466096104

1	NAMES OF REPORTING PERSONS: Solidus Company, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 20-8776736

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0 shares of Common Stock

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,258,246 shares of Common Stock

EACH	9	SOLE DISPOSITIVE POWERS:
REPORTING
PERSON		0 shares of Common Stock

WITH	10	SHARES DISPOSITIVE POWER:

1,258,246 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,258,246 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☑

Excludes shares beneficially owned by E. Townes Duncan (the CEO of the general partner of Solidus Company, L.P.), personally, either directly or indirectly through his wife or mother.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

18.63%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

Item 1:	Security and Issuer.
     This statement relates to the common stock, $0.05 par value per share (“Common Stock”), issued by J. Alexander’s Corporation (the “Company” or the “Issuer”) whose principal executive offices are located at 3401 West End Avenue, Suite 260, Nashville, Tennessee 37202.

Item 2:	Identity and Background.
E. Townes Duncan:
(a)	The name of the person filing this statement is E. Townes Duncan (“Mr. Duncan”), with respect to shares of Common Stock of the Company.

(b)	The business address of Mr. Duncan is 4015 Hillsboro Pike, Suite 214, Nashville, TN 37215.

(c)	The principal occupation of Mr. Duncan is Chief Executive Officer of Solidus General Partner, LLC, the general partner of Solidus Company, L.P. Solidus Company, L.P. is a private investment firm. The address of Solidus General Partner, LLC is 4015 Hillsboro Pike, Suite 214, Nashville, TN 37215.

(d)	During the last five years, Mr. Duncan has not been convicted in a criminal proceeding.

(e)	During the last five years, Mr. Duncan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Duncan is a United States citizen.
Solidus Company, L.P.:
     Solidus Company, L.P. (“Solidus”) is a limited partnership formed under the laws of the State of Tennessee. The general partner of Solidus is Solidus General Partner, LLC (“Solidus GP”), a member-managed limited liability company formed under the laws of the State of Tennessee. E. Townes Duncan is the Chief Executive Officer and sole member of Solidus GP. Each of Solidus and Solidus GP is a private investment firm with its principal office and business located at 4015 Hillsboro Pike, Suite 214, Nashville, TN 37215. Neither Solidus nor Solidus GP has been convicted in a criminal proceeding or been a party to a civil proceeding described in Schedule 13D Item 2(d) or (e).

Item 3.	Source and Amount of Funds or Other Consideration.
Not applicable

Item 4.	Purpose of Transaction.
     Each of Mr. Duncan and Solidus holds shares of Common Stock described herein for investment purposes. Each may make additional purchases for investment purposes from time to time. In addition, Mr. Duncan is a director of the Issuer and may participate in incentive programs available to non-management directors, such as option grants pursuant to the Issuer’s 2004 Equity Incentive Plan.

     On July 31, 2005, Solidus and the Issuer entered into an Amended and Restated Standstill Agreement. Pursuant to the Amended and Restated Standstill Agreement, Solidus agreed that (i) Solidus and its affiliates would not acquire or hold more than 33% of the Issuer’s Common Stock; (ii) Solidus and its affiliates would not solicit proxies for a vote of the shareholders of the Issuer; (iii) Solidus and any successor investment partnerships and owners of such entities receiving partnership distributions of Common Stock would not sell the Issuer’s Common Stock, except to the Issuer, a person, entity or group approved by the Issuer or to an affiliate of Solidus. These obligations of Solidus terminated by their terms on January 15, 2009, leaving Solidus and Mr. Duncan free to execute transactions in the stock of the Issuer.
     Mr. Duncan has met and may in the future meet with management and/or representatives of the Issuer to engage in discussions that may include matters relating to the strategy, business, assets, operations, capital structure, financial condition and/or future plans of the Issuer in an effort to enhance shareholder value. Solidus has engaged, and may engage additional, advisors to assist it, including consultants, accountants, attorneys, financial advisors or others, and may contact other shareholders of the Issuer and/or other relevant parties to discuss any and all of the above.
     As disclosed below in Item 5(c), on March 11 Solidus sold 500,000 shares of Common Stock to a private investor. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Issuer, and trading price levels of the Common Stock, Solidus and Mr. Duncan may in the future take additional actions with respect to their investments in the Issuer as they deem appropriate including, without limitation, purchasing shares of Common Stock or related financial instruments or selling some or all of their respective beneficial and economic holdings, and/or otherwise changing their intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. Solidus is in the business of investing in publicly held and privately held companies. Consequently, the Reporting Persons’ beneficial ownership as reported on this Schedule 13D/A will vary over time depending on various factors, with or without regard to Mr. Duncan’s views of the Issuer’s business, prospects or valuation (including the market price of Common Stock), including without limitation, other investment opportunities available to the Mr. Duncan, conditions in the securities market and general economic and industry conditions.

Item 5.	Interest in Securities of the Issuer.
(a)	Mr. Duncan beneficially owns 18.99% of the Issuer’s Common Stock, or 1,282,854 shares of Common Stock, consisting of 22,208 shares of Common Stock held directly, which includes 9,000 shares issuable upon exercise of certain options held by Mr. Duncan, and 1,260,646 shares of Common Stock held indirectly. Mr. Duncan disclaims beneficial ownership of shares of Common Stock held by Solidus in excess of his proportional interest in Solidus. Solidus beneficially owns 18.63% of the Common Stock of the Issuer consisting of 1,258,246 shares of Common Stock held directly.

(b)	Mr. Duncan beneficially owns the following number of shares of Common Stock with:
Sole Voting Power: 22,208 shares of Common Stock
Shared Voting Power: 1,260,646 shares of Common Stock
Sole Dispositive Power: 22,208 shares of Common Stock
Shared Dispositive Power: 1,260,646 shares of Common Stock

     Mr. Duncan shares voting power and dispositive power with respect to 240 shares held by Mr. Duncan’s wife, Ellen Duncan. Mrs. Duncan is a homemaker. Her residence address is 4309 Esteswood Drive, Nashville, TN 37215. She has no disclosures pursuant to Item 2(d) or (e). She is a citizen of the United States.
     Mr. Duncan also shares voting power and dispositive power with respect to 2,160 shares held by Mr. Duncan’s mother, Anne Eberle. Ms. Eberle is a homemaker who resides at 204 Glen View Cove, Franklin, Tennessee 37064. She has no disclosures pursuant to Item 2(d) or (e). She is a citizen of the United States.
     In addition, Mr. Duncan shares voting power and dispositive power with respect to 1,258,246 shares of Common Stock beneficially owned by Solidus, of which he is the Chief Executive Officer of the general partner of Solidus.
     Solidus beneficially owns the following number of shares of Common Stock with:
Sole Voting Power: 0 shares of Common Stock
Shared Voting Power: 1,258,246 shares of Common Stock
Sole Dispositive Power: 0 shares of Common Stock
Shared Dispositive Power: 1,258,246 shares of Common Stock
(c)	This Amendment 7 is being filed to report a sale by Solidus on March 11, 2009 of 500,000 shares of Common Stock at a price of $2.18 per share to a private investor.

(d)	Not applicable

(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 7.	Material to be filed as Exhibits.
1.	Joint Filing Agreement of E. Townes Duncan and Solidus Company, L.P.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 13, 2009

/s/ E. Townes Duncan
E. Townes Duncan